3111

03013629

BB 3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 -36307

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL RECEIVED PROCESSING 4 2003

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NBC Capital Markets Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 Ridge Lake Boulevard, Suite 400
(No. and Street)

Memphis,	Tennessee	38120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradley M. Martin, Senior Vice President and Chief Financial Officer (901) 842-3842
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

50 North Front Street, Suite 900	Memphis,	Tennessee	38103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in the United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

MAR 21 2003

NBC CAPITAL MARKETS GROUP
OATH OR AFFIRMATION

I, Bradley M. Martin, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of NBC Capital Markets Group, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Bradley M. Martin
Senior Vice President & CFO

Subscribed and
sworn to before me this
27 day of February 2003

Notary Public MY COMMISSION EXPIRES JULY 29, 2003

This report contains (check all applicable items):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
x	(c)	Statement of Income
x	(d)	Statement of Shareholder's Equity
x	(e)	Statement of Cash Flows
	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
x	(g)	Computation of Net Capital
x	(h)	Computation for Determination of Reserve Requirements Under Rule 15c3-3
x	(i)	Information Relating to Possession or Control Requirements Under Rule 15c3-3
x	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3
	(k)	A Reconciliation between the audited and unaudited balance sheet with respect to methods of consolidation
x	(l)	An Oath or Affirmation
x	(m)	Supplementary Report of Independent Public Accountants on Internal Control Structure

NBC CAPITAL MARKETS GROUP, INC.

Table of Contents

KPMG

Morgan Keegan Tower, Suite 900
Fifty North Front Street
Memphis, TN 38103

Independent Auditors' Report

The Board of Directors and Stockholders
NBC Capital Markets Group:

We have audited the accompanying statement of financial condition of NBC Capital Markets Group (the Company) as of December 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NBC Capital Markets Group as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Memphis, Tennessee
February 21, 2003

NBC CAPITAL MARKETS GROUP

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$	196,746
Cash and securities segregated for regulatory purposes (note 2)		1,597,736
Secuities purchased under agreemens to resell		49,880,952
Customers receivables		1,759,897
Brokers and dealers receivables (note 3)		44,870,380
Interest and principal receivable		271,552
Securities owned, at fair value (notes 4 and 6):		
U.S. Government or its agencies		88,432,406
Government guaranteed loans and pools		21,052,435
State and municipal obligations		2,618,403
Other		3,273,957
Total securities owned		115,377,201
Furniture, fixtures and equipment, at cost, net of accumulated depreciation and amortization of $2,329,512		998,711
Deferred tax asset (note 9)		594,163
Other assets, net		1,208,774
	$	216,756,112

Liabilities and Stockholders' Equity

Liabilities:		
Short-term borrowings from a related party (note 6)	$	66,238,576
Securities sold under agreements to repurchase (note 5)		51,075,000
Payable to clearing agent and brokers and dealers (note 4)		5,835,488
Securities sold, not yet purchased, at fair value		40,012,504
Customer payables		2,010,637
Interest payable		123,908
Accounts payable and accrued expenses		1,446,198
Accrued compensation		5,014,055
Due to affiliates (notes 8 and 9)		4,821,336
Total liabilities		176,577,702
Stockholders' equity (note 7):		
Common stock (100,000 shares authorized, 10,000 shares issued and outstanding, $1.00 par value)		10,000
Additional paid-in capital		8,993,025
Retained earnings		31,175,385
Total stockholders' equity		40,178,410
Commitments and contingencies (notes 10, 11, and 12)		
Total liabilities and stockholders' equity	$	216,756,112

See accompanying notes to financial statements.

NBC CAPITAL MARKETS GROUP

Statement of Income

Year ended December 31, 2002

Revenues:		
Commission revenue (note 8)	$	54,452,633
Interest income		2,280,257
Trading gains and losses		904,363
Other		116,553
Total revenues		57,753,806
Expenses:		
Employee compensation and benefits		32,671,320
Interest expense		1,150,551
Communications		2,273,749
Occupancy and equipment rental (note 11)		661,551
Brokerage and clearance costs		522,177
Other		1,651,265
Total expenses		38,930,613
Income before income taxes		18,823,193
Income taxes (note 9)		7,352,300
Net income	$	11,470,893

See accompanying notes to financial statements.

NBC CAPITAL MARKETS GROUP

Statement of Changes in Stockholders' Equity

Year ended December 31, 2002

		Common stock	Additional paid-in capital	Retained earnings	Treasury Stock	Total
Balance at December 31, 2001	$	10,000	8,990,000	19,704,492	—	28,704,492
Net income		—	—	11,470,893	—	11,470,893
Purchase of 185 treasury shares		—	—	—	77,075	77,075
Sale of 185 treasury shares		—	3,025	—	(77,075)	(74,050)
Balance at December 31, 2002	$	10,000	8,993,025	31,175,385	—	40,178,410

See accompanying notes to financial statements.

NBC CAPITAL MARKETS GROUP

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities:		
Net income	$	11,470,893
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		527,590
Deferred income taxes		(6,131)
Changes in assets and liabilities:		
Securities owned		80,261,877
Securities purchased under agreements to resell		(49,880,952)
Cash and securities segregated for regulatory purposes		(1,728)
Customer receivables, net		7,596,987
Other assets		1,443,809
Brokers and dealers receivables		16,487,911
Securities sold under agreements to repurchase		51,075,000
Accrued compensation		(1,098,389)
Due to affiliates		(69,489)
Securities sold, not yet purchased		(20,382,741)
Accounts payable and accrued expenses		(74,467)
Net cash provided by operating activities		97,350,170
Cash flows used in investing activities - purchase of furniture, fixtures and equipment		(206,631)
Cash flows used in financing activities – repayment of short-term borrowings, net		(97,111,275)
Change in cash and cash equivalents		32,264
Cash and cash equivalents at beginning of year		164,482
Cash and cash equivalents at end of year	$	196,746
Supplemental disclosure:		
Income taxes paid	$	6,602,377
Interest paid	$	1,150,551

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization

NBC Capital Markets Group (the Company), primarily acts as a U.S. government and municipal securities broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD). The Company is 80% owned by National Bank of Commerce (NBC) and has customers throughout the United States. Certain officers and employees of the Company own a 20% minority ownership interest in the Company. For trades with retail customers, the Company clears its securities transactions on a fully disclosed basis through National Financial Services Corporation. For trades with institutional customers, the Company clears its securities transactions on a self-clearing basis.

(b) Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments, with an original maturity of ninety days or less, that are not held for sale in the ordinary course of business.

(c) Resale and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

(d) Customer Receivables and Payables

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

(e) Securities and Securities Transactions

Securities owned and securities sold, not yet purchased, including derivative contracts, are stated at estimated fair value, and unrealized gains and losses are reflected in earnings.

Securities transactions and related trading gains or losses are recorded on a settlement date basis, which does not differ significantly from trade date basis.

(f) Depreciation and Amortization

Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets (three to five years) or the life of the lease, whichever is less.

(Continued)

(g) Income Taxes

The Company is included in the consolidated federal and state income tax returns of National Commerce Financial Corp. (parent of NBC). Federal income tax benefits or liabilities are computed by the Company on a separate return basis and are recoverable from or payable to National Commerce Financial Corp. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(h) Fair Value of Financial Instruments

Financial instruments are carried at estimated fair value.

(i) Statement of Changes in Subordinated Liabilities

The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors, since no such liabilities existed at December 31, 2002, or at any time during the year then ended.

(j) Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Cash and Securities Segregated Under Federal Regulations

The Company maintains special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. As of December 31, 2002, restricted cash and securities totaling approximately $1,598,000 have been segregated into this account.

(3) Brokers and Dealers Receivables

The receivable from brokers and dealers is comprised of the following at December 31, 2002 and 2001:

Securities borrowed	$ 34,959,000
Securities failed to deliver	9,911,380
	$ 44,870,380

(Continued)

(4) Payable to Clearing Agent and Brokers and Dealers

The payable to clearing agent and broker/dealers is comprised of the following at December 31, 2002:

Securities failed to receive	$ 5,835,488

The payable to clearing agent, for which the Company incurs interest, is collateralized by securities owned either by the Company or held for the account of customers and other broker/dealers for which the Company has yet to be paid.

(5) Securities Sold Under Agreements to Repurchase

The Company enters into sales of securities under agreements to repurchase, with the obligation to repurchase the securities sold reflected as a liability on the statement of financial condition. Securities with a fair value totaling $51,375,000 were sold under agreements to repurchase at $51,075,000.

(6) Short-Term Borrowings from Related Party

Short-term borrowings represent bank loans payable to NBC on demand, used to finance clearance of securities and firm positions. These borrowings bear interest at daily variable rates (2.48% at December 31, 2002) based on federal funds rates. Borrowings under the arrangement are collateralized by certain Company securities owned and certain customers' and broker/dealer unpaid securities which, at December 31, 2002 had aggregate fair values of approximately $115,377,201. The average interest rate on these short-term borrowings for the year ended December 31, 2002 was 2.92% .

(7) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of minimum net capital. The Company has elected to use the alternative method which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances, arising from customer transactions, as defined. At December 31, 2002, the Company had net capital of $29,277,105 which was $29,027,105 in excess of required net capital.

(8) Related Party Transactions

The Company had transactions with affiliates during the year ended December 31, 2002 for interest on short-term borrowings of $1,150,672, management fees of $120,000, and other services of $40,771. The Company also earned approximately $3,159,000 in 2002 from trading profits on transactions with NBC.

(Continued)

(9) Income Taxes

The provision for income taxes for the year ended December 31, 2002 consists of the following:

		Current	Deferred	Total
Federal	$	6,211,856	(5,488)	6,206,368
State		1,146,575	(643)	1,145,932
	$	7,358,431	(6,131)	7,352,300

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2002 are presented as follows:

Deferred tax assets:		
Fixed assets	$	115,810
Post-retirement healthcare liability		68,976
Accrued bonuses		409,377
Total deferred tax assets		594,163
Deferred tax liabilities – pension expenses		(8,596)
Net deferred tax asset	$	585,567

The effective income tax rate varied from the statutory federal income tax rate for the year ended December 31, 2002 as follows:

Statutory federal income taxes	$	6,588,118
State income tax, net of federal tax benefits		744,856
Other		19,326
	$	7,352,300

At December 31, 2002 the Company had payables to NBC of approximately $4,398,000 for income taxes which are included in due to affiliates in the statement of financial condition.

(10) Employee Benefits

The Company participates in a defined benefit noncontributory pension plan of National Commerce Financial Corporation (NCF) generally covering all full-time employees who have served continuously for one year. The Company was allocated pension credit of approximately $16,000 for the year ended December 31, 2002. Plan net assets and accumulated plan benefit information relative to the Company's portion of the plan are not available.

During 2002, the Company was not allocated any expense by NBC for postretirement benefits other than pensions. Accumulated postretirement benefit obligation information relative to the Company is not available.

The Company's employees participate in various other benefit plans offered to employees and retires of NCF. Included in expenses are the Company's pro rata charges for such participation.

(11) Commitments and Contingencies

Leases

At December 31, 2002, the Company was obligated under non-cancelable operating leases for office space with remaining terms in excess of one year. Estimated future annual commitments are as listed below:

Year ending December 31		
2003	$	266,418
2004		270,693
2005		270,693
2006		67,673
	$	875,477

The Company incurred rent expense of approximately $264,000 for the year ended December 31, 2002.

Litigation

In the normal course of business, the Company is subject to claims and litigation. Management of the Company believes that such matters will not have a material adverse effect on the Company's results of operations, liquidity, or financial condition.

(12) Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include mortgage-backed to-be-announced securities (TBAs) and securities purchased and sold on a when-issued basis (when-issued securities) and are for U.S. Government, Federal agency, mortgage-backed or municipal securities. These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. To the extent commitments to sell exceed commitments to purchase, the commitments to sell in excess of the purchase commitment are fulfilled by securities owned by the Company.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. Management does not anticipate that losses, if any, as a result of credit or market risk would materially affect the Company's financial position due in part to the short-term nature of the commitments. The extent of the Company's involvement in financial instruments with off-balance sheet risk as of December 31, 2002 was as follows:

Forward contracts:		
Commitments to purchase	$	396,788,000
Commitments to sell		384,643,000
When issued contracts:		
Commitments to purchase		10,777,405
Commitments to sell		8,326,476

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Schedule 1

NBC CAPITAL MARKETS GROUP

Computation of Net Capital Under Rule 15c3-1 of the Securities Act of 1934

December 31, 2002

Total stockholders' equity	$	40,178,410
Deductions:		
Total nonallowable assets		2,748,229
Other		567,670
		3,315,899
Net capital before haircuts on securities positions		36,862,511
Haircuts on securities positions:		
Contractual commitments		3,235,927
Trading and investment securities:		
U.S. Government and agency obligations		3,996,324
State and municipal government obligations		173,778
Collateralized mortgage obligations		69,673
Stock and warrants		79,040
Other		30,664
		7,585,406
Net capital	$	29,277,105

Computation of Alternate Net Capital Requirement

Aggregate debit items pursuant to Rule 15c3-3	$	1,758,416
2% of combined aggregate debit items	$	35,168
Minimum dollar net capital requirement	$	250,000
Net capital requirement	$	250,000
Excess net capital	$	29,027,105
Percentage of net capital to aggregate debits		1,665%
Net capital in excess of 5% of aggregate debits items or $120,000	$	29,157,105

See accompanying independent auditors' report.

Schedule 2

NBC CAPITAL MARKETS GROUP

Reconciliation of Net Capital Computation

December 31, 2002

Net capital as reported on – unaudited FOCUS report at December 31, 2002	$	29,871,268
Audit adjustments to decrease net capital – adjust deferred tax assets		(594,163)
Net capital – audited	$	29,277,105

See accompanying independent auditors' report.

Schedule 3

NBC CAPITAL MARKETS GROUP

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities Act of 1934

December 31, 2002

Credit balances:		
Free credit balances and other credit balances in customers' security account	$	1,902,704
Monies borrowed collateralized by securities carried for the accounts of customers		1,096,569
Customers' securities failed to receive		591,902
Other		123,909
Total credit items	$	3,715,084
Debit balances:		
Debit balances in customers' accounts excluding unsecured accounts	$	1,758,416
Customers' securities failed to deliver		—
Aggregate debit items		1,758,416
Less 3% of aggregate debit items		(52,752)
Total debit items	$	1,705,664
Reserve computation:		
Excess of total credits over total debits	$	2,009,420
Amount held on deposit "for exclusive benefit of customers" at December 31, 2002	$	1,597,736*

* This deficiency was discovered on January 23, 2003, and the SEC and NASD were notified. The notification included the reason for the deficiency and the corrective action taken.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of the reserve requirement and the corresponding computation prepared by NBC Capital Markets Group, and included in the Company's unaudited Part II FOCUS Report as of December 31, 2002, filed by the Company on January 23, 2003, and amended on February 7, 2003.

See accompanying independent auditors' report.

Schedule 4

NBC CAPITAL MARKETS GROUP

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities Act of 1934

December 31, 2002

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$	None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$	None
3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3	Yes X	No ___

See accompanying independent auditors' report.

Morgan Keegan Tower, Suite 900
Fifty North Front Street
Memphis, TN 38103

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors and Stockholders
NBC Capital Markets Group:

In planning and performing our audit of the financial statements of NBC Capital Markets Group (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a3(a)(11) and the reserve required by Rule 15c3-3(e) of the SEC,

2. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System,

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3,

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 21, 2003